

Youri Benoiston · 2nd

CEO and founder of Igloo Beach Lodge and Igloo Mountain
Lodge

United States · 500+ connections · **Contact info**

IGLOO beach lodge

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Breaking news 🔥🔥🔥
We just went LIVE with our crowdfunding...

**Igloo Mountain Lodge | Sustainable
lodging in the heart of the Washington...**
wefunder.com · 1 min read

👍 10 · 2 comments

Our press release is out!!. We are gearing
up for the launch of our crowdfund on the...



**Igloo Beach Lodge to Expand Its
Innovative Eco Friendly Resorts Into the...**
hotelnewsresource.com · 3 min read

👍 🌐 22 · 8 comments



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561 followers

 **Things are looking much better for the tourism industry in Costa Rica. Time t...**

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 **Are you planning a Live event on sustainability for hospitality any ti..**

Youri commented

 **I am trying to push it. So much work 😀**

Youri commented

 **Ashok Toshniwal I just send ou an invite to connect**

Youri commented

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Experience

 **CEO and founder of Igloo beach lodge and igloo mountain lodge**

IGLOO beach lodge · Self-employed

Jan 2017 – Present · 4 yrs 3 mos

Whatcom County, Washington, United States

in helped me get this job

Managing partner

Dragon in the squares

Jan 2006 – Jan 2012 · 6 yrs 1 mo

Greater New York City Area

Managing partner in a 4 story club and cabaret in the heart of Times squares.

Managing Partner

Waikiki wally's

Jul 2006 – 2009 · 3 yrs

Greater New York City Area

Managing partner. Bar restaurant.



